Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Good Morning Team!

I wanted you all to be the first to know.

This morning we agreed to take Joby public and to list our stock on the New York Stock Exchange (NYSE). We’ll be doing this via a merger with a special purpose acquisition company (SPAC), called Reinvent Technology Partners (NYSE:RTP).

Reinvent isn’t just any SPAC though—co-founded by LinkedIn co-founder Reid Hoffman, their vision aligns incredibly well with ours. The merger has been designed to deliver unprecedented long-term alignment amongst our own leadership, the Reinvent team and our existing investors.

We anticipate that the deal will complete in Q2 2021 and it will deliver approximately $1.6 billion in funding, which is anticipated to provide us funding through commercial launch in 2024. This financial security will provide peace of mind, and will not lead to any major day-to-day changes to our work or the tasks ahead.

We should, of course, celebrate this incredible vote of confidence in the work that each and every one of us has contributed to our vision, but we should also recognize that it comes with significant expectations.

Our focus is the same today as it was yesterday. Impeccable execution on certification, manufacturing, and network operations.

I am so incredibly grateful to each and every person who has contributed to making Joby the company it is today and I can’t wait to take the next step on our journey together.

Woot!

JoeBen

PS Check out Reid’s LinkedIn post on Reinventing the SPAC https://www.linkedin.com/pulse/reinventing-spac-reid-hoffman/

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You can read the full press release describing the proposed merger here and you’ll be able to follow key pieces of coverage through the day on #joby-in-the-press

We also released our first flight footage to the world today which you can see here.

While this is incredibly exciting news, there are some rules we must all follow as we enter this new chapter. The Securities & Exchange Commission (the ‘SEC’) has strict guidelines governing publicity. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must, as team members, avoid speaking publicly about the process, our business metrics, or our financials. You therefore need to refrain from editorializing or providing additional context for the information that is publicly disclosed in verbal conversation, emails, and other online forums such as social media.

If someone asks you about the process of going public or company fundamentals, the best response is something polite like, “We’re really proud and excited, but I don’t know much about it.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Should you receive any press enquiries, please forward these directly to our press team via press@jobyaviation.com, where we can help handle media requests appropriately during this sensitive time.

We will be posting this news to our official Joby Aviation social media channels this morning. If you want to share this news with your own network, please *only* repost/retweet the posts from our official channels and limit any additional comments to simple phrases like ‘Exciting times for Joby’ or ‘Great news for Joby’ or ‘Pleased to share this news.’ If you have any questions at all on what is acceptable or not to include, please contact me directly before posting.

Finally, don’t forget to join the #joby-in-the-press channel to keep up with key bits of Joby media coverage and, if you can, join us for an All Hands meeting in a few hours at 09.00 PT. A link to the call will be circulated here later this morning.

In the meantime, you can watch this film to hear JoeBen speaking about today’s news. #SoundOn!

Woot!

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Further to the guidance on public commenting, while this is incredibly exciting news, there are also several important rules that we need to understand and abide by. Joby is now subject to heightened scrutiny from the SEC, and violating the SEC’s rules on insider trading (or even the appearance of violations) can result in expensive and embarrassing inquiries from the SEC or private plaintiffs, and could have adverse consequences for you individually, the business combination, or Joby. That is not how any of us want to start out.

Everyone on the Joby team needs to realize and appreciate that the signing of this transaction truly marks the first step into life as a public company, which comes with potential risks around sharing information about Joby or trading in Reinvent’s securities. While Joby itself is not public yet, Reinvent is, and from here on out, Joby should view any developments that are important/material to Joby to in turn be important/material to Reinvent and Reinvent’s stockholders.

The SEC has numerous rules regarding the use of “material nonpublic information” (MNPI), and everyone at Joby will need to be mindful of how/when information about Joby is used and/or shared within and outside of Joby. What is MNPI? It’s defined as information that an investor would consider important in deciding whether to buy securities of Reinvent (while the transaction is pending) or Joby (after the transaction closes).

What does all this mean for you? Here are a few do’s and don’ts:

•	DON’T buy, or recommend that anyone else buy, any of the securities of Reinvent during this time.

•	DON’T provide MNPI to anyone (that includes family, friends, customers, partners, vendors/suppliers, etc.).

•

DON’T speculate publicly (including on social media) about the timing for the closing of the business combination or if the business combination will be successful, Joby’s financial results, business updates, product/service launches (unless specifically authorized to do so).

•

DO be extra careful to make sure that any MNPI that you plan to share is a business necessity to disclose to the person, that you limit the amount of MNPI as much as possible, and that we have an NDA in place. The rule of thumb during this stage of the process is to err on the side of disclosing as little information as possible.

•	DO refer all media enquiries to

•	DO reach out to legal if you have any questions

Again, the bottom line is, we’re in a very sensitive time period and the SEC is carefully monitoring trades, so just sit tight — do not do any trading of Reinvent stock — until after the transaction closes. At that time we will have more information for you.

Thank you very much for each of your commitment to protecting the company and yourselves, I know this is a lot of information and I really appreciate everyone’s vigilance and discipline, starting now and throughout the next several months. You can find our insider trading policy here.

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Amongst all of the other great news we’re hearing today, I’m thrilled to announce that Matt Field will be joining Joby as our CFO, effective March 5th. Matt is currently CFO, North America, for Ford Motor Company, where he leads the financial operations of a $100 billion revenue business. Matt will lead our small but mighty finance & accounting teams who have worked tirelessly over the years on everything from cash management to investor reporting, and most recently an intense multi-year audit which was a key component of the transaction announced today. Matt will continue to build out the team that can support our future as a multi-billion dollar public company. I’ve had the pleasure of getting to know Matt over the past few months and will continue to help onboard him after he officially starts. Once the transition is complete, I’m excited to be able to fully focus on the People team, who have equally done superhuman work over the last several years. We have a massive opportunity to change the world ahead of us, and I’m confident that Matt will play a huge part in making our vision a reality—Woot!

You can read the full press release here https://jobyaviation.com/news/joby-aviation-welcomes-matthew-a.-fieldas-chief-financial/

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Hi team,

Thanks for joining the Joby All Hands today!

LAUNCHED TODAY: Communication Department Site on T.I.N.A. so you can access Comms materials going forward. Navigate to ‘Communications’ under departments or use this link to access the new page: https://joby.sharepoint.com/sites/Communications

•	You can access the February 24 All Hands Deck [here]

•	Joby SPAC Announcement FAQ [here] to help everyone navigate communication best practices.

•	Stay tuned for updates and a new Brand site launching soon!

For a little added fun, we’ll also post a Behind The Scenes film over on #Jobyshots shortly. Many thanks to everyone who worked behind the scenes to make today happen!

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IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.